October 24, 2019

Jilliene Helman
Chief Executive Officer
MogulREIT II, Inc.
10780 Santa Monica Blvd., Suite 140
Los Angeles, CA 90025

       Re: MogulREIT II, Inc.
           Post Qualification Amendment on Form 1-A
           Filed October 17, 2019
           File No. 024-10713

Dear Ms. Helman:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:    Lauren B. Prevost, Esq.